UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

ANTELOPE ENTERPRISE HOLDINGS LTD.

(Translation of registrant’s name into English)

Room 1802, Block D, Zhonghai International Center,

Hi- Tech Zone, Chengdu, Sichuan Province, PRC

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Change of Directors

Effective March 24, 2025, Mr. Dian Zhang (“Mr. Zhang”) resigned as a director and the chair of the audit committee (the “Audit Committee”) of the board of directors (the “Board”) of Antelope Enterprise Holdings Limited (the “Company” or the “Registrant”). The resignation of Mr. Zhang was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

Effective March 24, 2025, Ms. Ze Yang (“Ms. Yang”), was elected as a director by the remaining members of the Board to fill the vacancy resulting from the resignation of Mr. Zhang. Ms. Yang will also serve as the chair of the Audit Committee, a member of the compensation committee and the nominating committee, respectively, of the Board.

Ms. Yang has worked as the Finance Director and Chief Operating Officer of Sichuan Yixiaobao Network Technology Co., Ltd, an investment company focused on cross-border e-commerce businesses, since March 2021. From December 2016 to February 2021, she worked as the Marketing Director of Top Guagua Technology Group Co., Ltd, a platform that provides one-stop services for enterprises, covering areas such as business registration, financial and tax agency, intellectual property, legal services, qualification processing and entrepreneurial incubation. From March 2011 to November 2016, she worked as a manager at Chengdu Yidai Network Financial Information Service Co., Ltd., a online lending information intermediary service company. From March 2009 to February 2011, she worked as a store manager at Chengdu Orchid Grass Co., Ltd, a flower store. Ms. Yang has an associate degree in computerized auditing from Sichuan Tianyi College.

Issuance of Press Release

On March 31, 2025, the Company issued a press release concerning these events. A copy of the press release is filed as an exhibit to this Form 6-K as Exhibit 99.1

Exhibit Index

Exhibit
99.1	Press Release dated March 31, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2025	ANTELOPE ENTERPRISE HOLDINGS LTD.

	By:	/s/ Tingting Zhang
Tingting Zhang
Chief Executive Officer